Bardi Co., LLC
Statement of Changes In Members' Equity
For The Year Ended December 31, 2015

	Total
Balance December 31, 2014	$ 23,577
Net Income (Loss)	(3,273)
Member contributions	17,700
Balance December 31, 2015	**$ 38,004**

See Accompanying Notes to Financial Statements